SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2014

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 12, 2014

On February 12, 2014, at 2:00 p.m., at the Company’s offices located at Rua Lemos de Monteiro, 120, 15º andar, São Paulo/SP, CEP 05501-050, an Ordinary Meeting of the Board of Directors of BRASKEM S.A. was held, with the presence of the undersigned Board Members, pursuant to the signatures affixed at the end of these minutes. The Chief Executive Officer, Carlos Fadigas de Souza Filho, Officers Decio Oddone, Gustavo Valverde, Luciano Guidolin, Marcelo Cerqueira, Mario Augusto da Silva, and Messrs. Fernando Musa, Guilherme Furtado and Aluizio Rocha, representative of the Fiscal Board were also present. Board Members Marcelo Bahia Odebrecht and Jose Alcides Santoro Martins were absent, and the former was replaced by Board Member Newton de Souza, according to the representation letter granted as set forth in article 24, paragraph 2 of the Company’s Bylaws, and the latter was replaced by his alternate, Mr. Arão Dias Tisser. In the absence of the Chairman of the Board of Directors, Vice Chairman José Carlos Cosenza presided the meeting and Ms. Marcella Menezes Fagundes acted as secretary. AGENDA: I) Subjects for deliberation: After analysis of the documentation and Proposal for Deliberation (“PD”) previously sent for cognizance by the Board Members, as provided for in its Internal Regulations, which shall remain duly filed at the Company’s headquarters, the following deliberations were unanimously approved by the attendees, under the terms and conditions contained in the documentation and PD, respectively: 1) Management Report, Financial Statements and Allocation of Results related to the Fiscal Year ended on December 31, 2013: a) after presentation made by the Chief Executive Officer regarding the Company performance in the fiscal year of 2013 and due analysis and comments by the Board Members representing the Finance and Investment Committee, as well as the unanimously favorable opinion issued by the Fiscal Board of the Company, they approved  (i) the favorable manifestation by this Board to the approval by the Annual General Meeting of the Management Report and the Financial Statements related to the fiscal year ended on December 31, 2013, and the proposal for allocation of the Company’s profits; (ii) the feasibility Technical Study that allows the realization of the deferred tax assets of

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

BRASKEM S.A.

C.N.P.J No. 42.150.391/0001-70 - NIRE 29300006939

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 12, 2014

the Company, under the terms of CVM Ruling 371/02; b) they authorized  the call of an Annual General Meeting to resolve on the matters referred to in item “a.i” above, as well as on the election of members of the Board of Directors and Fiscal Board, establishment of the annual compensation of the Management and of the Fiscal Board and other relevant matters, to be disclosed by publishing the respective call notice pursuant to law; 2)  PD.CA/BAK-01/2014 – Change of the Code of Conduct of Braskem;  II) Subjects for Acknowledgment: presentations/reporting were made by the respective persons responsible for the following issues: a)  Meetings of the Committee of People and Organization and the Finance and Investment Committee, both held on the date hereof; b)  Ascent Project; c)  Comperj Project; and d)  Process of acquisition of Solvay Indupa S.A.I.C.; III) Subjects of Interest to the Company: Nothing to register. IV)  Adjournment: As there were no further subjects to be discussed, these minutes were drawn up, which, after read, discussed and found to be in order, are signed by all the attending Board Members, by the Chairman and by the Secretary of the Meeting. São Paulo, February 12, 2014. Sgd: José Carlos Cosenza, acting Chairman; Marcella Menezes Fagundes – Secretary; Marcelo Bahia Odebrecht – (by Newton Sergio de Souza); Álvaro Fernandes da Cunha Filho; Alfredo Lisboa Ribeiro Tellechea; Almir Guilherme Barbassa; Marcela Aparecida Drehmer Andrade; Arão Dias Tisser; Luiz de Mendonça; Newton Sergio de Souza; Patrick Horbach Fairon and Roberto Zurli Machado.

The above matches the original recorded in the proper book.

Marcella Menezes Fagundes

Secretary

Sede-Fábrica: Camaçari/BA - Rua Eteno, 1561, Polo Petroquímico de Camaçari - CEP 42810-000 - Tel.(71) 3413-1000

Escritórios: Salvador/BA - Avenida Antônio Carlos Magalhães, 3.244, 21º andar, Caminho das Árvores, CEP: 41.820-000 – Tel. (71)   3504-7932

São Paulo/SP – Av. das Nações Unidas, 8501, 23, 24, e parte do 25 andares, Alto de Pinheiros, CEP. 05425-070 – Tel. (11) 3576-9999 – Fax (11) 3576-9197

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2014
BRASKEM S.A.

By:	/s/ Mário Augusto da Silva

	Name:	Mário Augusto da Silva
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.